September 26, 2012

To:

Tom Kluck

Legal Branch Chief

(202)551-3233

Re:

Band Rep Management, Inc.

Registration Statement on Form S-1

Filed August 17, 2012

File No. 333-183373

 Dear Mr. Kluck:

We have received your comment letter dated September 13, 2012. Please find below the answers for these comments.

General

1.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Answer:

The Company has no supplementary written material it would supply to potential investors that are qualified institutional buyers or institutional accredited investors. The company has no plans to “test the waters” in reliance of Section 5(d) of the Securities Act prior to the approval of its registration statement. The Company has no research reports or supplementary documents that would be distributed in reliance of section 2(a)(3) of the Securities Act of 1933 added by section 105(a) of the Jump Our Business Startups Act,  no broker or dealer will be participating in the Company’s offering.

Registration Statement Cover Page

2.

It appears that your operations are based in Canada. Please revise to provide the      address and telephone number of your main office instead of the address of your registered agent. Please also revise your company information on EDGAR.

Answer:

We have replaced the 112 North Curry Street, Carson City, Nevada, 89703 address by the 5481 Middleport Crescent, Mississauga, Ontario L4Z 3V2, Canada, address on the cover page. We have also requested our EDGAR service provider to revise the address accordingly.

Prospectus Cover Page

3.

We note your disclosure that the offering will close 90 days after the registration statement becomes effective. However, on the registration statement cover page, you indicate the offering may be extended for an additional 90 days. Please revise, as appropriate, to address this discrepancy.

Answer:

We have amended the 8th paragraph on page 3 to state: BRM may at its discretion extend the offering for an additional 90 days.

4.

Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Answer:

We have stated in the end of the 10th paragraph on page 3: We will be subject to penny stock rules to transactions in our securities (see last paragraph on page 9 for more details).

We have also included this as the last paragraph on page 9: We will be subject to penny stock rules to transactions in our securities. Broker-dealer practices in connection with transactions in penny stocks are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on NASD). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules.

5.

Please revise the cross-reference to the risk factors so that it does not appear in all capital letters because this format impedes readability. Please ensure that the cross-reference is presented in prominent type, such as bold type. Additionally, please ensure that the legend required by Item 501(a)(7) of Regulation S-K is presented in prominent type.

Answer:

We have revised the cross-reference to the risk factors in the 3rd paragraph on page 3, so that it does not appear in all capital letters. The cross-reference is presented as bold type letters. Additionally, we have also bolded the legend required by Item 501(b)(7) of Regulation S-K in the 4th paragraph of that same page.

Our Business, page 6

6.

We note your disclosure on pages 8 through 9 that you would be entitled to exemptions under Section 14(a) and (b) of the Securities Exchange Act of 1934. Please note that the proper reference should be to Section 14A(a) and (b) of the Securities Exchange Act of 1934. Please revise your disclosure to correspond to the proper sections of the Exchange Act.

Answer:

We have amended our reference on the bottom of page 8: “We could also be entitled to exemptions under Section 14A(a) and (b) of the Securities Exchange Act of 1934, as described below:”

Risk Factors, page 8

7.

 Please expand this risk factor to disclose that Mr. Galli will exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, (iii) the appointment of all directors; and (iv) whether to enter into material transactions with related parties.

Answer:

We have not found a risk factor on page 8. However, we have included a new risk factor on page 15 to address the points mentioned above:

Our sole officer and director will have full control of our Company

Mr. Galli exercises complete control over the company and will keep exercising control. He will have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, (iii) the appointment of all directors; and (iv) whether to enter into material transactions with related parties. His decisions could be detrimental to the results of the Company.

8.

We note your disclosure on page 23 that Mr. Galli will only devote 10 hours a week to your operations. Please add a risk factor to disclose the risks this presents to you as a start-up company.

Answer:

We have included a new risk factor on page 15:

Our management may not be able to devote enough time to the development of our Company

Our sole officer and director is willing to devote about 10 hours a week to our operations. A start-up company may face a number of challenges that could require more time from our sole officer and director. The limitation of time available to deal with the development of our business could negatively influence the results of our operations.

The Company may not be able to generate sufficient cash flow …, page 12

9.

We note your disclosure that you may need to refinance your debt obligations. Please disclose your current debt obligations. Please make similar revisions to your disclosure on page 38.

Answer:

We have disclosed in the above mentioned risk factor on page 12 and under the ‘result of operations’ heading on page 39: “our current debts are related to our offering expenses – legal, accounting and EDGArization costs – and our current liabilities are $1,345”

Key management personnel may leave …, page 15

10.

Please remove the mitigating language from this risk factor and move it to an appropriate section. In that section, please discuss the steps you have taken to minimize the risks related to your sole employee departing the company.

Answer:

We have amended this risk factor on page 15:

Key management personnel may leave the Company which would adversely affect the ability of the Company to continue operations

The Company is entirely dependent on the efforts of its sole officer and director. His departure would have a material adverse effect on the business. However, there is no guarantee that replacement personnel, if any, would help the Company to operate profitably. The Company does not maintain key person life insurance on its sole officer and director. As of the date of this prospectus, we have not taken any steps to minimize the risks related to our sole employee departing the company.

Because our business plan includes forming business alliances …, page 15

11.

We note that you reference forming relationships with health-related business or companies. Please advise how this relates to your current business plan or revise.

Additionally, please ensure that you disclose any intended relationships with a “Strategic Partner” in your business section.

Answer:

We have revised this risk factor on page 16, to include the same terms used on our plan of operation:

Because our plan of operation includes forming business relationships with third parties (such as attorneys, agents and promoters) and there is no guarantee that we will be able form these relationships, we may be unable to pursue our intended course of business, and our business may fail

Our business plan anticipates us functioning with one or more third parties (such as attorneys, agents and promoters) that would add value, content and increased traffic to our own site. To date, we have not found or secured any relationship with third parties, and there is no guarantee that we will be able to form a relationship or that any potential third party would be amendable to participating with us in pursuing our existing business model. Failure to secure relationships with third parties will likely have a negative material impact on our operations.

If we cannot develop or expand our website …, page 16

12.

We note the last paragraph of this risk factor. Please create a separate risk factor to address the risks associated with your status as an emerging growth company.

Answer:

The last paragraph of the above mentioned risk factor on page 17 was misplaced and we have deleted it. We have also included the following as the last risk factor, started on page 17:

Because an emerging growth company may be entitled to some exemptions, our common stocks may appear less attractive to investors

Because the JOBS Act has only recently been enacted, it is not yet clear whether investors will accept the more limited disclosure requirements that we may be entitled to follow while we are an ‘emerging growth company.’  Because we have elected to comply with the disclosure requirements as if we were not an ‘emerging growth company,’ we will incur the greater expenses associated with such disclosure requirements.

An issuer remains an emerging growth company until the earliest of: The last day of the fiscal year during which it had total annual gross revenues of $1 billion or more;  the last day of the fiscal year following the fifth anniversary of its initial public offering date;  the date on which it has, during the previous three-year period, issued more than $1 billion in non-convertible debt; or the date on which it is deemed to be a “large accelerated filer”, as defined in section 240.12b–2 of title 17, Code of Federal Regulations, or any successor thereto.

We cannot predict if investors will find our common stock less attractive because we could rely on the exemptions associated to Emerging Growing Companies.  If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Plan of Distribution, page 19

13.

Please provide the names of the persons through which this offering is being made and set forth the basis in which each will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Answer:

We have included the 2nd paragraph on page 21:

BRM’s president, Mr. Sergio Galli, will be the person making the offering which will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

14.

Please revise the disclosure to discuss briefly how the securities will be offered. For example, will the securities be offered through advertisements?

Answer:

We have included the 3rd paragraph on page 21:

The president of the company will be directly contacting family, friends and business associates to offer the securities offered herein. The company does not intend to use any broker or dealers in the offering or to advertise.

15.

Please revise your disclosure to clarify that you will seek to be quoted on the OTC-BB. Please make similar revisions to your disclosure on page 13.

Answer:

We have amended the last phase of the last paragraph on page 13: “…The Company intends to pursue a listing on the OTCBB after this registration becomes effective and the Company has completed its offering.”

Anti-Takeover Provisions, page 20

16.

We note your disclosure that you do not do business in Nevada. However, you are incorporated in Nevada. Please advise why you do not believe that you are subject to Nevada laws in light of this.

Answer:

We have revised our ‘Anti-Takeover Provisions’ section, started on page 22:

Currently, we have no Nevada shareholders and since this offering will not be made in the State of Nevada, no shares will be sold to its residents. Accordingly, there are no anti-takeover provisions that have the affect of delaying or preventing a change in our control.

Though not now, we may be or in the future we may become subject to Nevada’s control share law. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation.  The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights, is entitled to demand fair value for such stockholder’s shares.

Nevada’s control share law may have the effect of discouraging takeovers of the corporation.

In addition to the control share law, Nevada has a business combination law which prohibits certain business combinations between Nevada corporations and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder,” unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of Band Rep Management Inc. from doing so if it cannot obtain the approval of our board of directors.

Description of Business, page 21

17.

Please expand your disclosure regarding your intended business. For example, please disclose the experience you have in providing your intended services.

Answer:

We have revised the first paragraph on page 24 and we have added the 2nd and 3rd paragraphs on page 24: … We have not secured contracts nor contacted any third party as of the date of this prospectus.

Our sole officer and director, Sergio Galli, co-founded and played lead guitar for the successful and Juno award nominated pop rock band Platinum Blonde. He has been intimately involved in every aspect of the music business since 1984. Platinum Blonde has written, recorded and produced five albums and negotiated record deals with international companies. They have toured across Canada most recently during the summer of 2012. Sergio has actively participated in every aspect of the management of the band and will use this knowledge to find, sign and promote new musical talent through Band Rep Management.

In 2004 Sergio created and managed the affairs of the band "The Ending". He produced the musical recording and the filming of videos which aired on Much Music (Canadian TV broadcast channel). He attempted to negotiate a record distribution deal with Atlantic Records but was unsuccessful.

Intellectual Property, page 23

18.

Please revise to include disclosure regarding the duration of the trademarks and service marks that you hold. Please refer to Item 101 (h)(vii) of Regulation S-K.

Answer:

We have revised this section, on page 24, to clarify our current situation: As of the date of this prospectus, we have no trademark, copyright or service marks. We believe we may own valuable intellectual property including trademarks and service marks, some of which could be of material importance to our business. We would rely on the trademark, copyright and trade secret laws of the United States and other countries to protect our proprietary rights. We believe our intellectual property could have significant value and would be an important factor in our marketing and our website. We intend, in due course, subject to legal advice, to apply for trademark protection and/or copyright protection in the United States and other jurisdictions.

While there can be no assurance that registered trademarks and copyrights would protect our proprietary information, we intend to assert our intellectual property rights against any infringer.

Although any assertion of our rights can result in a substantial cost to, and diversion of effort by, our Company, management believes that the protection of our intellectual property rights would be a key component of our operating strategy.

Regulatory Matters, page 23

19.

Please expand your disclosure to discuss the regulations applicable to companies based in Canada. Further, please discuss the impact these regulations may have on investors.

Answer:

We have included the 2nd paragraph on page 26:

Even though the president’s company is a resident of Ontario, Canada, the company is not subject to any reporting rules under the Ontario securities commission or anywhere in Canada.

Employees and Employment Agreements, page 23

20.

We note your disclosure that Mr. Galli is employed elsewhere. Please identify where he works and, on page 40, address any conflicts that may arise between you and his current employer. For example, please discuss how his current employment may detract from the time he may devote to your operations.

Answer:

We have stated in the 3rd paragraph on page 26: …Sergio has been self-employed as a designer/builder for the last 15 years and this will not detract from the time necessary to devote to Band Rep Management…

We have revised our page 41 in response for the comment 21.

Directors and Executive Officers, page 39

21.

Please provide all of the disclosure required by Item 401 of Regulation S-K. Please disclose each of the entities Mr. Galli has been associated with in at least the past five years, his position at the entity and when he began working at each entity and when he ceased working at each entity. Please provide the month and year rather than referencing an entity’s inception. Further, please revise your disclosure regarding Mr. Galli to discuss his specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Answer:

We have revised the 2nd paragraph from the bottom on page 41 to state that: In the late August of 1998, Sergio started his own company, Bel-Air Homes, custom designing and building several homes each year.

We have included the first 3 full paragraphs on page 42: We believe that our sole officer and director, Sergio Galli, has the experience and skills to manage and develop our business, because he co-founded and played lead guitar for the successful and Juno award nominated pop rock band Platinum Blonde. He has been intimately involved in every aspect of the music business since 1984. Platinum Blonde has written, recorded and produced five albums and negotiated record deals with international companies. They have toured across Canada most recently during the summer of 2012. Sergio has actively participated in every aspect of the management of the band and will use this knowledge to find, sign and promote new musical talent through Band Rep Management.

In 2004 Sergio created and managed the affairs of the band "The Ending". He produced the musical recording and the filming of videos which aired on Much Music (Canadian TV broadcast channel). He attempted to negotiate a record distribution deal with Atlantic Records but was unsuccessful.

Even though Sergio has been self-employed as a designer/builder for the last 14 years, we believe this will not detract from the time necessary to devote to Band Rep Management. Mr. Galli has not been associated to any other entity in the last 5 years.

Signatures

22.

Please revise your signatures to identify Mr. Galli as your principal financial officer, your controller or principal accounting officer and board member. Please refer to Instruction 1 under Signatures on Form S-1.

Answer:

We have revised our signatures section on page 51.

Sincerely,

/s/ Sergio Galli

President

Band Rep Management, Inc.